Branden T. Burningham
                               Attorney at Law
                         455 East 500 South, Suite 205
                           Salt Lake City, Utah 84111

ADMITTED IN UTAH AND CALIFORNIA                 TELEPHONE:  (801) 363-7411
                                                FACSIMILE:  (801) 355-7126


July 29, 2005


Maryse Mills-Apenteng
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549


Re: Wizzard Software Corporation, a Colorado corporation (the "Company")

    Amendment No. 3 to Registration Statement on Form SB-2
    Commission File No. 333-123715

    Post-effective Amendment No. 3 to Registration Statement on Form SB-2 Commission File No. 333-114791

    Annual Report on Form 10-KSB-A3 for the calendar year ended December 31,
    2004
    Commission File No. 0-33381

    Amended Quarterly Report on Form 10-QSB-A1 for the quarterly period ended March 31, 2005
    Commission File No. 0-33381


Dear Ms. Mills-Apenteng:

     Attached hereto are the above-referenced Forms, which have been prepared in response to the comment letter of Barbara C. Jacobs, dated July 8, 2005. The margins of the amended Forms have been marked to indicate the revisions that have been made in response to the comment letter, with the numbers in the margins corresponding to the paragraph numbers of Ms. Jacobs' letter and this letter. The paragraphs containing these revisions have also been marked with the standard and tags.

     1. The fifth paragraph under the caption "Controls and Procedures" of the Form 10-KSB-A3 has been revised to clarify that the Company's
President/Treasurer is the person who made the conclusions as to the effectiveness of the Company's controls and procedures as of December 31, 2004.

     2. A new fourth paragraph has been added under "Controls and Procedures" to disclose when the material weaknesses first began. The sixth and seventh paragraphs under that caption discuss the times when the actions of the Chief Executive Officer and the outside professional were initiated. The penultimate paragraph of this section has also been revised to clarify that the $50,000 to be paid to consultants is in addition to the fees already paid to the professional identified above, and that the Company's Chief Financial Officer is now performing the duties formerly performed by that professional. Finally, the seventh paragraph states that this professional is not associated with the Company's independent public accounting firm. The disclosure about the outside professional has also been revised to clarify that only one professional was engaged. Although this professional is part of a multiple member accounting firm, he was engaged in his individual capacity, rather than the entire firm being engaged. Each of these changes is also reflected in the above-referenced amended Forms SB-2.

     3. New sixth and seventh paragraphs have been added under the caption "Controls and Procedures." These paragraphs provide additional information about the significant involvement of the Chief Executive Officer in the Company's daily affairs and the engagement of the outside accounting professional. These changes also appear in the amended Forms SB-2.

     4. The seventh paragraph under "Controls and Procedures" of the Form 10-KSB-A3 has been revised to clarify that the outside accounting professional's expertise in the application of US GAAP and SEC requirements has compensated for the lack of such expertise within the Company prior to the hiring of the Chief Financial Officer. This change is also reflected in the amended Forms SB-2.

     5. Management's interpretation of Reg. 228.310 (ii) "Income statements should include net sales or gross revenue, each cost and expense category presented in the annual financial statements which exceeds 20% of sales or gross revenues . . ." resulted in the non-cash compensation presentation. Management believes such presentation provides additional beneficial information to the reader. In addition, the disclosure under "Management's Discussion and Analysis" of these filings has been clarified as indicated.

     6. EITF 03-05 was considered but determined to have no effect, as annual sales of hardware for the year ended December 31, 2004, were $15,100 or 2.8% of total sales of $525,434, and represented the sale of talking pill bottles acquired with Medivox Technologies in April of 2004. There is no significant software in the talking bill bottle. Bottles are purchased with a record and playback chip installed on the circuit board, which is incidental to the sale
of the bottle itself.   The recording of the prescription on the bottle is
done through a manual recording station (with no software). Thus, there was no software deliverable that was essential to the functionality of the recording station and talking pill bottle.

     7. The Company occasionally customizes software on a time and material basis. These projects are short term in nature with an average duration of two months. In the past two years, only one project has lasted eight months. The Company considered ARB 45 and concluded that the short term nature of the contracts and the immaterial amount of revenue generated combined to make ARB 45 inapplicable. Larger projects are broken into short term segments requiring delivery and payment, making each segment a separate contract. The Company concludes that further disclosure using the guidance in SOP 81-1 is unnecessary. The Company recognizes revenue once persuasive evidence of an arrangement exists as evidenced by a contract, services have been performed and delivery of the software has occurred and been accepted by the customer, the price is fixed and determinable, and collectibility is reasonably assured.

     On a going forward basis, the Company proposes to revise the last three sentences of the revenue recognition discussion in Note 1 to its financial statements to read as follows:

     Revenue from non-recurring programming, engineering fees, consulting service, support arrangements and training programs is short term in nature, with an average duration of two months. Revenue from these services is recognized when the services are provided. Such items are included in net revenues and amounted to $________ and $________ at December 31, 20___ and 20___, respectively.

     8. The Company accounts for revenues from the sale of the IBM and AT&T speech engines and other licensed products on a gross basis with the gross sale recorded as revenue and the royalty paid to IBM and AT&T as a cost of sale.

     The Company considered EITF 99-19 as follows:

     A. The Company is the primary obligor in the transaction (the Company acts as the principal in the transaction).

     The Company licenses the use of the IBM and AT&T products. Customer orders are taken by a Company software employee or through online ordering. Customers sign a license agreement with the Company software, and the Company is responsible for fulfillment. The Company ships a copy of the product to the customer or the customer downloads the product from the Company's server.

     B. The Company assumes inventory loss risk for product physically shipped to a customer.

     C. The Company has latitude in establishing price. The Company, within economic constraints, establishes the price with a customer for the product or service.

     D. If required by the customer, the Company customizes the AT&T or IBM products to meet the customer's needs, indicating that the Company is primarily responsible for fulfillment, including the ultimate acceptability of the product component. In cases were the product is customized, the selling price is adjusted accordingly

     E. The Company has discretion in supplier (product) selection. The Company assists its customers in selecting the product that will best fit the customer's specifications and needs, further indicating that the Company is primarily responsible for fulfillment and that it should record revenue gross based on the amount billed to the customer.

     F. The Company has all of the credit risk.

     9. For all stock issuances, the Company valued the stock at the market price on the close of the day of issuance. All related expense was recorded the same day. In accordance with EITF 96-18, all terms and conditions of the non-employee issuances were completed with no additional conditions to be performed by either party. The Company, following EITF 96-18, used the issuance date as the measurement date for valuation. This disclosure has been added to the "Management's Discussion and Analysis" sections of the Company's Forms 10-KSB and SB-2.

    10. Of the five percent minority interest that the Company acquired, four percent originated in the Company's reverse acquisition of Wizzard Software Corporation, a Delaware corporation ("Wizzard Delaware"), in 2001. The four percent represented the holdings of certain non-accredited investors not electing to exchange their shares in the original reverse acquisition.
Because there were fewer than 35 non-accredited investors, the Company was able to use the exemption provided by Rule 506 of Regulation D in connection with the issuance of shares in the acquisition.

     At the time of the original reverse acquisition and the recent acquisition of the minority interest, the Company had no recorded liability for the minority interest since Wizzard Delaware had and continues to have significant negative equity. The Company has recorded 100% of the reoccurring losses of Wizzard Delaware since the reverse merger, as the minority shareholders were not required to contribute to these losses.

     During 2004, management elected to acquire the remaining non-accredited investors, or four percent minority interest, on the same basis as the original reverse acquisition and the one percent issued to the consultant on the same basis. Per the Company's research, the acquisition of a minority interest should be accounted for as a purchase under SFAS 141, although if it had been acquired at the time of the reverse merger, no goodwill would have been recorded, resulting in no impact on the balance sheet or the statement of operations.

     In accordance with SFAS 141, the goodwill was measured at the fair market value of the Company stock surrendered to acquire the four percent minority interest, less the compensation previously recorded for the one percent issued for investor relations services.

     Management estimated that the acquisition of the minority interest had little or no additional intangible value other than in effect completing the original intended merger or acquisition of all Wizzard Delaware common shares. Management estimated that recording the goodwill would artificially inflate the intangible assets.

     At the time of the acquisition, management and the Board reviewed financial statements of Wizzard Delaware showing negative equity and reoccurring losses. In addition, the auditors' opinion on the consolidated financial statements contained a going concern emphasis. Management estimated the fair value of the five percent interest of Wizzard Delaware to be zero.

     The Company believes that it has accounted for the transaction in accordance with GAAP based upon the substance of the transaction. The substance of transaction was the completion of the original merger. The form of the transaction is that the Company recorded goodwill as required by SFAS 141, which was impaired in accordance with SFAS 142.

    11. The amount of issuance costs for the convertible notes was $14,025. The Company accounted for those costs by recording period general and administrative expenses.

     The following changes have been made in response to the four verbal comments that you made during our telephone conversation on July 27, 2005. The changes have been marked within the filings with the notations "V1," "V2," etc., corresponding to the paragraph numbers below.

     V1. Both of the amended Forms SB-2 have been revised where indicated to state the conclusions of management with respect to the effectiveness of the Company's disclosure controls and procedures.

     V2. The Company's Form 10-QSB-A1 for the quarterly period ended March 31, 2005, which was filed on June 17, 2005, contains a discussion of the changes in internal controls during that period. It also discloses the conclusions of management with respect to effectiveness of the controls and procedures as of March 31, 2005. A copy of that filing is enclosed.

     V3. The amounts paid to the outside professional have been disclosed as indicated. The fact that the Company intends to pay for future consulting work from cash on hand has also been disclosed.

     V4.  The amended Forms SB-2 and 10-KSB state that Company's
President/Treasurer concluded that the controls and procedures were not effective at December 31, 2004.

                                             Sincerely yours,

                                             /s/ Branden T. Burningham

                                             Branden T. Burningham